EXHIBIT (a)(7)

                WHX CORP. COMMENCES TENDER OFFER AT $30 PER SHARE
                               FOR HANDY & HARMAN


         New York--December 16, 1997--WHX Corporation (NYSE: WHX) announced that its wholly-owned subsidiary HN Acquisition Corp. is commencing a cash tender offer today for any and all outstanding shares of common stock of Handy & Harman (NYSE: HNH) at $30 per share. The total value of the transaction is approximately $350 million. The expiration and withdrawal date for the tender offer is 12:00 midnight, New York City time, on Friday, January 16, 1998.

         The tender offer is not subject to any minimum number of shares being tendered, nor is it subject to financing. The tender offer is subject to a number of conditions, including the inapplicability of the Company's Shareholder Rights Plan and Section 912 of the New York Business Corporation Law in the event that WHX were to purchase 20% or more of the Company's shares.

         Following completion of the tender offer, WHX plans to propose a cash merger in which all stockholders would receive $30 per share.

         Innisfree M&A Corporation is acting as information agent for WHX in the tender offer. Copies of the offering documents may be obtained by calling Innisfree at (888) 750-5834. There is no dealer manager.